Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

PAYMENT OF COMPLEMENTARY
DIVIDENDS AND INTEREST ON CAPITAL

We wish to inform our Stockholders that at a meeting of the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. held on February 11 2008, it was decided:

1)	to declare dividends and interest on capital complementary for the fiscal year 2007 to be paid on March 3, 2008, based on the closing stockholding position as of February 22 2008, being:

➢	dividends in the amount of R$ 0.10 per share, with no tax withheld at source, to the debit of the Revenue Reserve account for Dividends Equalization; and

➢
interest on capital in the amount of R$ 0.70 per share, less 15% income tax at source, resulting in net interest of R$ 0.5950 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

2)
to pay, also in March 3 2008, interest on capital declared by this Board of Directors in a meeting held on November 5, 2007, in the amount of R$ 0.07per share, with 15% income tax to be withheld at source, resulting in net interest of R$ 0.0595 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax; the individual allocation of this interest was done on November 30 2007, based on the closing stockholding position as of November 26 2007, as has already been made public;

3)
stockholders possessing shares as from November 26 2007, will therefore receive on March 3, 2008, cash earnings which represents approximately 63 times the dividend paid on a monthly basis, as follows:

Board of Directors Meeting	Net Amount per Share – R$
	Dividends	Interest on Capital (*)	Total
Declared on 11.5.2007	-o-	0.0595	0.0595
Declare don 2.11.2008	0.10	0.5950	0.6950
Total	0.10	0.6545	0.7545
(*) interest on capital, after 15% income tax withheld at source.

São Paulo-SP, February 11 2008.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer